United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Stereotaxis, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

85916J102

(CUSIP Number)

                 December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[Check one]

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85916J102	SCHEDULE 13G	Page 1 of 6

(1) Names of reporting persons.	Moshe Alafi
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only.
(4) Citizenship or place of organization.	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.
(6) Shared voting power.	2,537,168
(7) Sole dispositive power.
(8) Shared dispositive power.	2,537,168
(9) Aggregate amount beneficially owned by each reporting person.	2,537,168
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	7.1%
(12) Type of reporting person (see instructions).	IN

(1) Names of reporting persons.	Christopher Alafi
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only.
(4) Citizenship or place of organization.	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	202,636
(6) Shared voting power.	2,537,168
(7) Sole dispositive power.	202,636
(8) Shared dispositive power.	2,537,168
(9) Aggregate amount beneficially owned by each reporting person.	2,739,804
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	7.9%
(12) Type of reporting person (see instructions).	IN

CUSIP No. 85916J102	SCHEDULE 13G	Page 2 of 6

(1) Names of reporting persons.	Alafi Capital Company LLC
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only.
(4) Citizenship or place of organization.	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	2,537,168
(6) Shared voting power.	0
(7) Sole dispositive power.	2,537,168
(8) Shared dispositive power.	0
(9) Aggregate amount beneficially owned by each reporting person.	2,537,168
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	7.1%
(12) Type of reporting person (see instructions).	OO

Item 1.

(a)	Name of issuer:

Stereotaxis, Inc.

(b)	Address of issuer’s principal executive offices:

4041 Forest Park Avenue

St. Louis, MO 63108

Item 2.

(a)	Name of person filing:

(i)	Alafi Capital Company, LLC, a Delaware limited liability company, with respect to shares of common stock directly owned by it.
(ii)	Christopher Alafi, with respect to shares of common stock directly owned by him and directly owned by Alafi Capital Company, LLC
(iii)	Moshe Alafi, with respect to shares of common stock directly owned by Alafi Capital Company, LLC

CUSIP No. 85916J102	SCHEDULE 13G	Page 3 of 6

The foregoing persons, sometimes collectively referred to herein as the “Reporting Persons,” have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of principal business office or, if none, residence:

The address of the business office of each Reporting Person is:

9 Commodore Drive, Suite 405

Emeryville, CA 94608

(c)	Citizenship:

Christopher Alafi	United States of America
Moshe Alafi	United States of America
Alafi Capital Company LLC	Delaware

(d)	Title of class of securities:

Common Stock of Stereotaxis, Inc.

(e)	CUSIP No.:

85916J102

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 85916J102	SCHEDULE 13G	Page 4 of 6

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Alafi Capital Company LLC:	2,537,168
Christopher Alafi:	2,739,804
Moshe Alafi:	2,537,168

(b)	Percent of class:

Alafi Capital Company LLC:	7.1%
Christopher Alafi:	7.9%
Moshe Alafi:	7.1%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Alafi Capital Company LLC:	2,537,168
Christopher Alafi:	202,636
Moshe Alafi:	-0-

(ii) Shared power to vote or to direct the vote:

Alafi Capital Company LLC:	-0-
Christopher Alafi:	2,537,168
Moshe Alafi:	2,537,168

(iii) Sole power to dispose or to direct the disposition of:

Alafi Capital Company LLC:	2,537,168
Christopher Alafi:	202,636
Moshe Alafi:	-0-

(iv) Shared power to dispose or to direct the disposition of:

Alafi Capital Company LLC:	-0-
Christopher Alafi:	2,537,168
Moshe Alafi:	2,537,168

Item 5.

Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.         [ ]

CUSIP No. 85916J102	SCHEDULE 13G	Page 5 of 6

Item 6.

Ownership of More than Five Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.

Identification and Classification of Members of the Group. If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.

Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed. If required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10. Certifications.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

ALAFI CAPITAL COMPANY LLC

By:	/s/ Christopher Alafi
Christopher Alafi Managing Partner

By:	/s/ Christopher Alafi
Christopher Alafi, individually

By:	/s/ Moshe Alafi
Moshe Alafi, individually

CUSIP No. 85916J102	SCHEDULE 13G	Page 6 of 6

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: February 14, 2007

ALAFI CAPITAL COMPANY LLC

/s/ Christopher Alafi	By:	/s/ Christopher Alafi
Christopher Alafi		Christopher Alafi
Manager
/s/ Moshe Alafi
Moshe Alafi